Exhibit 99.2


                      [LETTERHEAD OF STOLT OFFSHORE S.A.]

15 April, 2002

Arthur Andersen
191 West George Street
Glasgow
G2 2LB

Dear Sirs,

The following representations, made to the best of our knowledge and belief as of the date of this letter, apply to Stolt Offshore SA and are submitted in connection with the Form F-3 Registration Statement under the Securities Act of 1933 to be filed with the SEC for the offering of common shares.

1. No events have occurred subsequent to November 30, 2001 that have a material effect on the audited and the unaudited financial statements incorporated by reference in the registration statement or that should be disclosed in order to keep those financial statements from being misleading.

2. There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with FASB Statement No. 5, Accounting for Contingencies.

3. The unaudited, condensed consolidated financial statements as of February 28, 2002, incorporated by reference in the registration statement comply as to form in all material respects with the applicable accounting requirements of the Securities Act of 1933 and the related rules and regulations adopted by the SEC, and they are presented on a basis consistent with that of the audited financial statements as of November 30, 2001.

4. Having taken the advice of external legal counsel the company believes that the range of possible outcomes on the CSO damages inquiry is from (pound)1 million to (pound)81.5 million and that there is no estimate within the range that is better than another. We confirm that there have been no events subsequent to November 30, 2001 that impacts our assessment of the outcome of this dispute.

5. Having taken the advice of external legal counsel, the company believes that the range of possible outcomes to settle damages in respect of the Toisa Puma dispute is from (pound)1.3 million to (pound)4.5 million and that there is no estimate within the range that is better than another. We confirm that there have been no events subsequent to November 30, 2001 that impacts our assessment of the outcome of this dispute.

6. The net deferred tax asset of $9.8 million recognised at November 30, 2001 by Stolt Offshore Inc. and Stolt Comex Seaway Holdings Inc, has been determined pursuant to the provisions of FASB Statement No. 109, Accounting for Income Taxes, including the company's estimation of future taxable income and available tax planning measures. There have been no events subsequent to November 30, 2001that impact our assessment that the deferred tax asset reflects the amount that will more likely than not be realized within a five year time period.


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7.        There have been no events  subsequent to November 30, 2001 that impact our assessment that the carrying value of the investment in NKT Flexibles I/S is not impaired.

8. A valuation allowance against the deferred tax assets recognised by Danco A.S ($3.9 million) at November 30, 2001 is not considered necessary because it is more likely than not the deferred tax asset will be fully realized on the basis of future taxable profits generated by Danco AS and the Norwegian tax group. There have been no events subsequent to November 30, 2001 that impact our assessment on this matter.

9. Appropriate legal documentation and accounting records exist to support the positions taken in the French tax returns of Stolt Comex Seaway S.A. and subsidiaries in respect of the following items.: a. Management fees charged to Stolt Comex Seaway S.A by Stolt Comex Seaway MS (Bermuda) Limited b. Amendments to charter party agreement between Stolt Comex Seaway S.A. and other group companies pertaining to the Seaway Hawk c. Transfer of loans from Stolt Comex Seaway S.A. to other group companies d. Tax filing form 2561 in respect of 1999, 2000 and 2001. Accordingly, the provision of $4.5 million recorded in respect of tax risks is adequate.

10. There have been no events subsequent to November 30, 2001 that impact our assessment that $2.3 million represents an adequate provision in respect of the on-going tax dispute between SCS Shipping Limited and the Norwegian tax authorities.

11. We have considered whether there has been any events subsequent to November 30, 2001 that may indicated an impairment of long--lived assets and intangible assets.

12. There have been no improvements or deteriorations to the performance of individual contracts subsequent to November 30, 2001 that would require adjustment to or disclosure in the November 30, 2001 financial statements.

13. We have performed detailed financial projections for the period ended November 30, 2002. Based on these projections the Company will remain within the terms of the financial covenants contained in its existing bank facility agreements. We have considered the impact of the Vinci share repurchase on the Company's net worth. The Company has obtained a binding commitment from SNSA stating that SNSA will purchase up to $65 million of additional Common Shares to ensure that SOSA does not breach its debt covenants in the event that SOSA is unable to complete an equity offering.

/S/ Bernard Vossier
------------------------
Chief Executive Officer


/s/ Bruno Chabas
------------------------
Chief Financial Officer